FOR IMMEDIATE RELEASE

MacKenzie Realty Capital announces an extension of and amendment to the tender offer for Landmark Apartment Trust, Inc.

Moraga, Calif. (Market Wire)—November 17, 2015—MacKenzie Realty Capital has increased the price it is paying for Shares of Landmark Apartment Trust, Inc. ("Landmark") to $7.00 per Share, and has extended the expiration date with respect to their tender offer through December 11, 2015.

As of the date hereof, 14,377.519 Shares have been tendered by Shareholders and not withdrawn.  No other Shares have been tendered to date.

Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556